UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2016

Commission File No.: 333-204074

WINS FINANCE HOLDINGS INC.

7 Times Square

37TH Floor

New York NY 10036

(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Results of Operations and Financial Condition.

On March 10, 2016, Wins Finance Holdings Inc., issued a press release announcing financial results for the three and six months ended December 31, 2015. A copy of the press release making the announcement is attached as Exhibit 99.1.

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press release dated March 10, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated March 10, 2016

WINS FINANCE HOLDINGS INC.

By:	/s/ Richard Xu
Name:	Richard Xu
Title:	Co-President

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated March 10, 2016